13014676

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...	12.00

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46219

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meyers Associates, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 2nd Floor
(No. and Street)

New York | NY | 10006
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WAYNE ELLISON — 212-742-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th Street | New York | NY | 10020
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/12/13

OATH OR AFFIRMATION

I Wayne Ellison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meyers Associates, LP, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

Chief Compliance Officer

Title

Notary Public

RICARDO CHICAS
No. 01CH6045964
Notary Public, State of New York
Qualified in New York County
My Commission Expires Sept. 16, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Meyers Associates, LP
Contents
December 31, 2012

Independent Auditors' Report

To the Members
Meyers Associates, LP

We have audited the accompanying statement of financial condition of Meyers Associates, LP (the "Partnership"), as of December 31, 2012 that is filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Meyers Associates, LP as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 28, 2013

Meyers Associates, LP
Statement of Financial Condition
December 31, 2012

Assets		
Cash and cash equivalents	$	439,043
Due from clearing brokers		823,240
Deposit with clearing brokers		202,698
Advances to employees		2,449,664
Prepaid expenses		131,337
Other assets		218,555
Total assets	$	4,264,537
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$	518,227
Accrued expenses and other liabilities		312,270
Total liabilities		830,497
Commitments and contingencies		
Partners' capital		3,434,040
Total liabilities and partners' capital	$	4,264,537

The accompanying notes are an integral part of these financial statements.

1. Summary of Business and Significant Accounting Policies

Business
Meyers Associates, LP (the "Partnership") is a New York limited partnership organized primarily to provide brokerage and investment banking services. The Partnership is registered as a broker-dealer in securities with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA").

The Partnership has agreements (the "Agreements") with the clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Securities Transactions
Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet repurchased at the close of business. Revenue associated with private placements and advisory fees is recognized when earned in accordance with private placement agreement or investment advisory plan.

Unrealized gains (losses) on securities are reflected in trading gains on the statement of operations. Dividends are recorded on the ex-dividend date.

Income Taxes
The Partnership is a limited partnership and is not subject to Federal and State income taxes as a separate entity. The partners are individually required to report their respective share of partnership income (loss) in their individual income tax returns.

Cash and Cash Equivalents
The Partnership considers cash equivalents which are highly liquid investments purchased with original maturities of three months or less.

The Partnership maintains its cash balances in financial institutions which, at times, exceed federally-insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Advances to Employees
The Partnership has made certain employee advances which are non-interest bearing and have no terms for repayment. Most of these advances consist of commissions paid in advance that will be earned by these employees in the future.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Clearing Agreements

The Partnership has agreements with two brokerage clearing firms to carry its account and the accounts of its customers' accounts. The brokers have custody of the Partnership's securities and, in the normal course of business, cash balances may be due from or to these brokers.

These securities and cash positions serve as collateral for any amounts due to the brokers or for securities sold short or purchased on margin as well against losses due to nonperformance.

Pursuant to the agreements, the Partnership is required to have cash or security deposits aggregating $100,000 at each of the brokerage clearing firms, respectively. At December 31, 2012, a deposit held amounted to $100,612 and $102,085 at each of the brokerage clearing firms, respectively.

3. Retirement Plans

The Partnership has an employee benefit plan under Section 401(k) of the Internal Revenue Code ("Code") covering substantially all of its employees. Participants may contribute up to 15% of annual compensation, but not in excess of the maximum allowed under the Code. The Partnership can make a discretionary matching contribution.

The Partnership has a pension plan under Section 401(a) and 501(a) of the Code covering certain employees.

4. Regulatory Net Capital Requirements

The Partnership is subject to the net capital requirements of rule 15c3-1 of the SEC which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Partnership is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2012, the Partnership has net capital of $634,484 which is $475,597 in excess of its required net capital of $158,887. The Partnership has aggregate indebtedness of $2,383,312. The Partnership's ratio of aggregate indebtedness to net capital is 3.76 to 1 at December 31, 2012.

5. Commitment and Contingencies

Litigation

In the normal course of business, the Partnership is a defendant, or otherwise has possible exposure, in legal actions arising out of its activities as a broker-dealer. These legal actions seek compensatory damages of approximately $1,400,000. While predicting the outcome of litigation and regulatory inquiries is inherently very difficult and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsels, that it has a meritorious defense for these actions and it intends to defend this vigorously.

The Partnership was also involved in several proceedings with and investigations by a governmental regulatory agency which commenced disciplinary actions against the Partnership for its alleged violations of regulatory procedure rules. The regulatory agency has alleged that the Partnership failed to provide certain requested documents in the complaints and to provide documents to the regulatory agency on a timely basis. The complaints sought sanctions against the Partnership including possible monetary fines, sanctions to operations and possible revocation of the Partnership's Broker Dealer registration. During the year ended December 31, 2011, certain proceedings were completed and the Partnership was fined in the amount of approximately $115,000. During the year ended December 31, 2012, the Partnership paid approximately $25,000 towards that fine. At December 31, 2012, the remaining fine in amount of approximately $90,000 is included in accrued expenses and other liabilities on the Statement of Financial Condition.

Customer Transactions

The Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

6. Leases

The Partnership entered into a new noncancellable lease agreement for its office space in New York. The new lease agreement is for 10 years effective from December 1, 2011. Net approximate minimum rental payments attributable to operating lease agreements are:

Year Ending December 31,	Minimum Rental Payments
2013	$ 335,000
2014	342,000
2015	350,000
2016	358,000
2017	366,000
Thereafter	1,514,000
	$ 3,265,000

7. Subsequent Events

The Partnership has evaluated subsequent events through February 28, 2013, the date the financial statements were available for issuance.